Exhibit 7.04

EXECUTION COPY

SHARE REDEMPTION AGREEMENT

This SHARE REDEMPTION AGREEMENT (this “Agreement”) is made and entered into as of October 7, 2013 by and among Seagate Technology plc, a company incorporated under the laws of Ireland (the “Company”) and Samsung Electronics Co., Ltd., a company organized under the laws of the Republic of Korea (“Samsung”). Company and Samsung are sometimes referred to herein as the “Parties” and each individually as a “Party.”

WHEREAS, Samsung directly owns ordinary shares of the Company, par value $0.00001 per share (“Ordinary Shares”);

WHEREAS, Samsung desires to sell, and the Company desires to acquire by way of redemption, in accordance with Article 11 of the Company’s Articles of Association, and as permitted by the laws of Ireland, and free and clear of any and all Liens (as defined herein), an aggregate of 32,700,000 Ordinary Shares on the terms and conditions set forth herein; and

WHEREAS, concurrently with the execution of this Agreement, the Company and Samsung are entering into an amendment and termination agreement to the Shareholder Agreement, dated April 19, 2011, as amended, modified or supplement, by and among Samsung and the Company which shall become effective at the Closing (as defined herein) (the “Amendment and Termination Agreement”).

NOW, THEREFORE, in consideration of the foregoing premises and the covenants, agreements and representations and warranties contained herein, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

ARTICLE I

REDEMPTION; CLOSING

Section 1.1 Redemption. Upon the terms and subject to the conditions of this Agreement, Samsung agrees to sell to the Company, and the Company agrees to acquire from Samsung, 32,700,000 Ordinary Shares (the “Redeemed Shares”) by way of redemption, free and clear of any and all mortgages, pledges, encumbrances, liens, security interests, options, charges, claims, deeds of trust, deeds to secure debt, title retention agreements, rights of first refusal or offer, limitations on voting rights, proxies, voting agreements, conditional sale agreements, title retention agreements, options, adverse claims of, or restrictions on, ownership or use, limitations on transfer or other agreements or claims of any kind, character, description or nature whatsoever, other than as set forth in the Shareholder Agreement (collectively, “Liens”).

Section 1.2 Redemption Price. Upon the terms and subject to the conditions of this Agreement, in consideration of the aforesaid redemption by the Company of the Redeemed Shares in the aforesaid manner, the Company shall pay to Samsung a price equal to $46.03 per Redeemed Share, for an aggregate redemption price equal to $1,505,181,000 (the “Redemption Price”).

Section 1.3 Expenses. All fees and expenses incurred by each Party hereto in connection with the matters contemplated by this Agreement shall be borne by the Party incurring such fee or expense, including without limitation the fees and expenses of any investment banks, attorneys, accountants or other experts or advisors retained by such Party.

Section 1.4 Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place on October 18, 2013 or other date both Parties may mutually agree (the “Closing Date”), provided that the obligations of Samsung and the Company to consummate the transactions contemplated by this Agreement shall be conditioned upon there being no injunction or other order, judgment, law, regulation, decree or ruling or other legal restraint or prohibition having been issued, enacted or promulgated by a court or other governmental authority of competent jurisdiction that would have the effect of prohibiting or preventing the consummation of the transactions contemplated hereunder.

Section 1.5 Closing Deliverables.

(a) On the Closing Date, Samsung will deliver a letter to the Company, in a form reasonably acceptable to the Company, to acknowledge to the Company that the Redeemed Shares will be automatically redeemed on Closing and that it will have no title in the Redeemed Shares, such shares being cancelled.

(b) At or prior to the Closing Date, for the purposes of the records of Computershare Trust Company, N.A. (“Computershare”) only, in accordance with Section 1.1 hereof:

(i) Samsung shall deliver or cause to be delivered to Computershare, at an address to be designated in writing by the Company a letter of instruction, in a form reasonably acceptable to Computershare, directing Computershare to transfer ownership of the Redeemed Shares from Samsung’s Restricted Share account to the Company’s Authorized but Unissued Ordinary Share Account, such shares to be cancelled immediately following such transfer; and

(ii) the Company shall deliver a letter to Computershare, in a form reasonably acceptable to Computershare, which letter shall include the number of Redeemed Shares to be so transferred, instructing Computershare to transfer the Redeemed Shares from Samsung’s Restricted Share account to the Company’s authorized but Unissued Ordinary Share Account.

(c) On the Closing Date, upon receipt of the acknowledgment required pursuant to Section 1.5(a), the Company shall deliver or cause to be delivered to Samsung the Redemption Price by wire transfer of immediately available funds to such account as Samsung has specified in writing prior to the Closing Date.

ARTICLE II

COVENANTS

Section 2.1 Public Announcement; Public Filings.

(a) Upon execution of this Agreement, the Company shall issue a press release as shall be mutually agreed by the Company and Samsung. No Party hereto nor any of its respective Affiliates shall issue any press release or make any public statement relating to the transactions contemplated hereby (including, without limitation, any statement to any governmental or regulatory agency or accrediting body) that is inconsistent with, or are otherwise contrary to, the statements in the press release.

(b) Promptly following the date hereof, Samsung shall cause to be filed with the Securities and Exchange Commission an amendment to its most recent Schedule 13D filing on December 20, 2011, and prior to filing will provide the Company and its counsel a reasonably opportunity to review and comment upon such amendment.

Section 2.2 Confidentiality. During the one year period from the date hereof, each Party shall not disclose and shall maintain the confidentiality of (and shall cause its Affiliates, directors, officers and employees to not disclose and to maintain the confidentiality of) any non-public information furnished by one Party to the other Party in connection with the transactions contemplated hereby (the “Confidential Information”), except (i) as required to be disclosed by law, stock exchange regulations or order of a court of competent jurisdiction or (ii) to its auditors, legal counsel and other advisors who are required by law or written agreement to maintain the confidentiality of the Confidential Information. Any Confidential Information provided to Samsung in connection with the transactions contemplated hereby will be used by Samsung and its representatives solely in connection with, or for the purpose of evaluating, the transactions contemplated hereby and shall not be used by Samsung or its representatives for any other purpose.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SAMSUNG

Samsung hereby makes the following representations and warranties to the Company:

Section 3.1 Organization and Power.

(a) Samsung is duly organized and validly existing under the laws of the Republic of Korea, is not in administration, receivership or liquidation, no petition has been presented for its winding-up and there are no grounds on which any petition or application could be based for its winding-up or the appointment of an administrator or receiver over its assets.

(b) The execution and delivery of this Agreement by Samsung and the consummation by Samsung of the transactions contemplated hereby (i) do not require the consent, approval, authorization, order, registration or qualification of, or (except for filings pursuant to Section 16 or Regulation 13D under the Securities Exchange Act of 1934 and Irish Companies Office filings) filing with, any Governmental Entity; and (ii) except as would not have an adverse effect on the ability of Samsung to consummate the transactions contemplated by this Agreement, do not and will not constitute or result in a breach, violation or default under any note, bond, mortgage, deed, indenture, Lien, instrument, contract, agreement, lease or license, whether written or oral, express or implied, to which such Samsung is a party or with Samsung’s organizational documents, or any statute, law, ordinance, decree, order, injunction, rule, directive, judgment or regulation of any Governmental Entity on the part of Samsung or cause the acceleration or termination of any obligation or right of Samsung or any other party thereto.

Section 3.2 Authority; Binding Nature of Agreement. Samsung has the power and authority to enter into and to perform its obligations under this Agreement and the Amendment and Termination Agreement and to consummate the transactions contemplated hereby and thereby, and the execution, delivery and performance by Samsung of this Agreement and the Amendment and Termination Agreement have been duly authorized by all necessary action on the part of Samsung. Assuming the due authorization, execution and delivery of this Agreement and the Amendment and Termination Agreement by the Company, this Agreement and the Amendment and Termination Agreement, upon its execution and delivery, constitutes the valid and binding obligation of Samsung, enforceable against Samsung in accordance with their respective terms, subject to (a) laws of general application relating to bankruptcy, insolvency, fraudulent conveyance and transfer, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

Section 3.3 Ownership. Samsung is the sole beneficial owner of the Redeemed Shares free and clear of any and all Liens. Samsung has full power and authority and the sole right to transfer full legal ownership of the Redeemed Shares to the Company, and Samsung is not required to obtain the approval of any Person or Governmental Entity to effect the sale of the Redeemed Shares.

Section 3.4 Good Title Conveyed. All Redeemed Shares redeemed by the Company hereunder, shall be free and clear of any and all Liens and good, valid and marketable title to such Redeemed Shares will effectively vest in the Company at the Closing.

Section 3.5 Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of Samsung, threatened against Samsung that could impair the ability of Samsung to perform its obligations hereunder or to consummate the transactions contemplated hereby.

Section 3.6 No Brokers. Samsung is not as of the date hereof, and will not become, a party to any agreement, arrangement or understanding with any Person which could result in the Company having any obligation or liability for any brokerage fees, commissions, underwriting discounts or other similar fees or expenses relating to the transactions contemplated by this Agreement.

Section 3.7 Other Acknowledgments.

(a) Samsung hereby represents and acknowledges, that it is a sophisticated investor and that it knows that the Company may have material Confidential Information concerning the Company and its condition (financial and otherwise), results of operations, businesses, properties, plans and prospects and that such information could be material to Samsung’s decision to sell the Redeemed Shares or otherwise materially adverse to Samsung’s interests. Samsung acknowledges and agrees, that the Company shall have no obligation to disclose to it any such information and hereby waives and releases, to the fullest extent permitted by law, any and all claims and causes of action it has or may have against the Company and their respective Affiliates, officers, directors, employees, agents and representatives based upon, relating to or arising out of nondisclosure of such information or the sale of the Redeemed Shares hereunder.

(b) Samsung further represents that it has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Redeemed Shares and has, independently and without reliance upon the Company, made its own analysis and decision to sell the Redeemed Shares. With respect to legal, tax, accounting, financial and other considerations involved in the transactions contemplated by this Agreement, including the sale of the Redeemed Shares, Samsung is not relying on the Company (or any agent or representative thereof). Samsung has carefully considered and, to the extent it believes such discussion necessary, discussed with professional legal, tax, accounting, financial and other advisors the suitability of the transactions contemplated by this Agreement, including the sale of the Redeemed Shares. Samsung acknowledges that none of the Company or any of its directors, officers, subsidiaries or Affiliates has made or makes any representations or warranties, whether express or implied, of any kind except as expressly set forth in this Agreement.

(c) Samsung represents that (i) Samsung has such knowledge and experience in financial and business matters and in making investment decisions of this type that it is capable of evaluating the merits and risks of making their investment decision regarding the transactions contemplated hereby and of making an informed investment decision, (ii) Samsung is an “accredited investor” as defined in Rule 501 promulgated under the Securities Act of 1933, as amended, and (iii) the sale of the Redeemed Shares by Samsung (x) was privately negotiated in an independent transaction and (y) does not violate any rules or regulations applicable to Samsung.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby makes the following representations and warranties to Samsung:

Section 4.1 Organization and Power.

(a) The Company is a corporation duly incorporated and validly existing under the laws of Ireland, is not in administration, examinership, receivership or liquidation, and no petition has been presented for its winding-up and there are no grounds on which any petition or application could be based for its winding-up or the appointment of an administrator or receiver over its assets.

(b) The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby (i) do not require the consent, approval, authorization, order, registration or qualification of, or (except for filings pursuant to U.S. securities laws and the rules and regulations of Nasdaq and Irish Companies Office filings) filing with, any Governmental Entity; and (ii) except as would not have an adverse effect on the ability of the Company to consummate the transactions contemplated by this Agreement, do not and will not constitute or result in a breach, violation or default under any note, bond, mortgage, deed, indenture, Lien, instrument, contract, agreement, lease or license, whether written or oral, express or implied, to which the Company is a party or with the Company’s organizational documents, or any statute, law, ordinance, decree, order, injunction, rule, directive, judgment or regulation of any Governmental Entity on the part of the Company or cause the acceleration or termination of any obligation or right of the Company or any other party thereto.

Section 4.2 Authority; Binding Nature of Agreement. The Company has the power and authority to enter into and to perform its obligations under this Agreement and the Amendment and Termination Agreement, and to consummate the transactions contemplated hereby and thereby, and the execution, delivery and performance by the Company of this Agreement and the Amendment and Termination Agreement have been duly authorized by all necessary action on the part of the Company. Assuming the due authorization, execution and delivery of this Agreement and the Amendment and Termination Agreement by Samsung, this Agreement and the Amendment and Termination Agreement, upon their execution and delivery, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms, subject to (a) laws of general application relating to bankruptcy, insolvency, fraudulent conveyance and transfer, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

Section 4.3 Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of the Company, threatened against the Company that could impair the ability of the Company to perform its obligations hereunder or to consummate the transactions contemplated hereby.

Section 4.4 No Brokers. The Company is not as of the date hereof, and will not become, a party to any agreement, arrangement or understanding with any Person which could result in Samsung having any obligation or liability for any brokerage fees, commissions, underwriting discounts or other similar fees or expenses relating to the transactions contemplated by this Agreement.

ARTICLE V

MISCELLANEOUS

Section 5.1 Survival. Each of the representations, warranties, covenants, and agreements in this Agreement or pursuant hereto shall survive the Closing. Except as expressly set forth in this Agreement, no party has made any representation warranty, covenant or agreement.

Section 5.2 Notices. All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by U.S. registered or certified mail (return receipt requested), postage prepaid, to the Parties at the addresses set forth below or to such other address as the Party to whom notice is to be given may have furnished to the other Party in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of telecopy delivery, on the date sent if confirmation of receipt is received and such notice is also promptly mailed by registered or certified mail (return receipt requested), (c) in the case of a nationally-recognized overnight courier in circumstances under which such courier guarantees next Business Day (as defined below) delivery, on the next Business Day after the date when sent and (d) in the case of mailing, on the fifth Business Day following that on which the piece of mail containing such communication is posted to the address provided herein or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above. Any Party hereto may give any notice, request, demand, claim or other communication hereunder using any other means (including ordinary mail or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the individual for whom it is intended. Notices to Parties pursuant to this Agreement shall be given:

If to the Company:

Seagate Technology Public Limited Company

38/39 Fitzwilliam Square

Dublin 2

Ireland

Facsimile:	+1- 408-658-1772
Attention:	Kenneth Massaroni

With a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

Facsimile:	+1-650-493-6811
Attention:	Larry W. Sonsini
Mark B. Baudler

If to Samsung:

Samsung Electronics Co., Ltd.

38th Floor, Samsung Electronics Bldg.

1320-10, Seocho 2 Dong. Seocho-Gu

Seoul, Korea 137-857

Facsimile:	+82-2-2255-8399
Attention:	International Legal Department,
Office of the General Counsel

With a copy (which shall not constitute notice) to:

Paul Hastings LLP

33rd Floor, West Tower

Mirae Asset Center One Building

67 Suha-dong, Jung-gu

Seoul, Korea 100-210

Facsimile:	+82-2-6321-3902
Attention:	Daniel Sae-Chin Kim

Section 5.3 Certain Definitions. For all purposes of and under this Agreement, the following terms have the following meanings:

(a) “Affiliate” means a corporation, company, partnership or other entity that now or later owns, is owned by or is under common ownership or control with, directly or indirectly, a Party to this Agreement. For purposes of the foregoing, “control,” “own”, “owned”, or “ownership” means ownership, either directly or indirectly, of fifty percent (50%) or more of the stock or other equity interest entitled to vote for the election of directors or an equivalent body. The corporation, company, partnership, or other entity will be deemed to be an Affiliate only so long as such ownership or control exists;

(b) “Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions located in the U.S., Ireland or Korea are authorized or obligated by applicable law or executive order to close;

(c) “Person” means any natural person, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity; and

(d) “Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, taxing or other governmental or quasi-governmental authority.

Section 5.4 Injunctive Relief. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to a decree of specific performance and temporary, preliminary and permanent injunctive relief to prevent any breach or threatened breach of this Agreement, and to enforce specifically the terms and provisions of this Agreement, in any action instituted in a court of competent jurisdiction, without the posting of any bond or other undertaking, this being in addition to any other remedy to which they are entitled at law or in equity. Each Party hereby irrevocably waives, in any action for specific performance, the defense of adequacy of a remedy at law.

Section 5.5 Severability. If any provision of the Agreement is held to be invalid or unenforceable at law, all other provisions of the Agreement shall remain in full force and effect. Upon any such determination, the Parties agree to negotiate in good faith to modify this Agreement so as to give effect to the original intent of the Parties to the fullest extent permitted by applicable law.

Section 5.6 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. This Agreement may not be assigned by either Party without the prior written consent of the other Party. This Agreement is not intended and shall not be construed to create any rights or remedies in any parties other than Samsung and Company, and no Person shall assert any rights as third party beneficiary hereunder.

Section 5.7 Entire Agreement. This Agreement, the Amendment and Termination Agreement and Company’s articles of association contain the entire understanding and agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the Parties relating to the subject matter hereof.

Section 5.8 Amendment; Waiver. This Agreement may be amended if, and only if, such amendment is in writing and signed by Company and Samsung. Any provision of this Agreement may be waived by the Party against whom the waiver is to be effective.

Section 5.9 Governing Law. This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Delaware, without giving effect to the principles of conflict of laws thereof.

Section 5.10 Consent to Jurisdiction. Any suit, action or proceeding brought by any Party seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement will be brought in a state or federal court located in the State of Delaware and each of the Parties to this Agreement hereby consents and submits to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by applicable law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court.

Section 5.11 Counterparts. This Agreement may be signed in any number of counterparts and the signatures delivered by telecopy, each of which shall be an original, with the same effect as if the signatures were upon the same instrument and delivered in person. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by the other Parties.

Section 5.12 Further Assurances. Upon the terms and subject to the conditions of this Agreement, each of the Parties hereto agrees to execute such additional documents, to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate or make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed as of the day and year first written above.

SEAGATE TECHNOLOGY PLC

By:	/s/ Patrick J. O’Malley
Name: Patrick J. O’Malley
Title: Executive Vice President and Chief Financial Officer

[Signature Page to Share Redemption Agreement]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed as of the day and year first written above.

SAMSUNG ELECTRONICS CO., LTD.

By:	/s/ Kyeong Seak Ok
Name: Kyeong Seak Ok
Title: Executive Vice President

[Signature Page to Share Redemption Agreement]